SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-34605

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

OmniAmerican Bank 401(k) Profit Sharing Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OmniAmerican Bancorp, Inc.
1320 S. University Drive, Suite 900
Fort Worth, Texas 76107

OmniAmerican Bank 401(k) Profit Sharing Plan

Financial Report
December 31, 2010 and 2009

Contents

Reports of Independent Registered Public Accounting Firm	1-2

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-13

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Pension Committee
OmniAmerican Bank 401(k) Profit Sharing Plan
Fort Worth, Texas

We have audited the accompanying statements of net assets available for benefits of the OmniAmerican Bank 401(k) Profit Sharing Plan as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.    The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

/s/ Crowe Horwath LLP

South Bend, Indiana
June 29, 2011

Report of Independent Registered Public Accounting Firm

To the Trustees and Pension Committee
OmniAmerican Bank 401(k) Profit Sharing Plan
Fort Worth, Texas

We have audited the accompanying statement of net assets available for benefits of OmniAmerican Bank 401(k) Profit Sharing Plan (the Plan) as of December 31, 2009.  This financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of OmniAmerican Bank 401(k) Profit Sharing Plan as of December 31, 2009 in conformity with U. S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

Dallas, Texas
June 29, 2011

OmniAmerican Bank 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
ASSETS

Investments, at fair value (Notes 3 and 4):
OmniAmerican Bancorp common stock	$1,315,377	$—
Mutual funds	3,466,984	4,251,227
Pooled separate accounts	2,528,235	1,929,603
Collective investment trust	1,320,483	960,374
Total investments	8,631,079	7,141,204

Receivables
Notes receivable from participants	226,485	224,221

Net assets, reflecting all investments at fair value	8,857,564	7,365,425

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contract	(26,430)	(6,446)

Net assets available for benefits	$8,831,134	$7,358,979

See Notes to Financial Statements.

OmniAmerican Bank 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Additions to net assets attributed to:
Interest on notes receivable from participants	$12,410
Dividends from mutual funds (Note 3)	78,109
Net appreciation in fair value of investments (Note 3)	1,035,439
Contributions:
Employer	427,459
Participant	809,491
Rollover	34,192

Total additions	2,397,100

Deductions from net assets attributed to:
Benefits paid to participants	920,769
Administration expenses	4,176

Total deductions	924,945

Net increase in net assets available for benefits	1,472,155

Net assets available for benefits:
Beginning of year	7,358,979

End of year	$8,831,134

See Notes to Financial Statements.

OmniAmerican Bank 401(k) Profit Sharing Plan

Notes to Financial Statements

Note 1.	Description of Plan

The following description of the OmniAmerican Bank 401(k) Profit Sharing Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible employees of OmniAmerican Bank (the Bank).  The Plan is intended to satisfy all of the requirements for a qualified retirement plan under the appropriate provisions of the Internal Revenue Code (IRC).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Employees of the Bank who have reached the age of 21 are eligible for participation in the Plan.

Contributions

The Plan allows participants to contribute up to a maximum of 100% of their pretax annual compensation, as defined by the Plan and subject to certain maximum limitations imposed by the IRC ($16,500 for 2010).  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, subject to the maximum limit imposed by the IRC ($5,500 for 2010).  The Bank may make discretionary matching contributions equal to a discretionary percentage of the participants’ contributions up to 5% of each participant’s annual compensation.  The Bank may also make a profit sharing contribution which is allocated to participant’s accounts based on the ratio of the individual participant’s contribution to total participants’ contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Bank’s matching and profit sharing contributions.  Plan earnings are allocated based on participant account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participants’ vested account.

Vesting

Participants are immediately vested in their salary deferral contributions plus actual earnings thereon.  Vesting in the Bank’s contribution is based on years of credited service as defined in the Plan document.  A participant is twenty percent (20%) vested after two years of service, with vesting increasing twenty percent (20%) per year thereafter until fully vested after six years of service.  Participants also become fully vested in the Bank’s contribution if employment with the Bank ends because of death, disability, or retirement on or after the date on which the participant attains the age of 65.

Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant may elect to receive the vested interest of their account in the form of a lump sum payment; however, withdrawals of funds from a participant’s account must begin upon attaining age 70½.  For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump sum distribution.

OmniAmerican Bank 401(k) Profit Sharing Plan

Notes to Financial Statements

Effective August 26, 2009, the Plan was amended to change the form of distributions such that any portion of a participant’s account that has been invested in the qualifying employer securities fund shall be distributed in-kind in qualifying employer securities, unless the participant or beneficiary elects otherwise.

Forfeitures

At December 31, 2010 and 2009, forfeited non-vested amounts totaled $15,139 and $12,218, respectively.  These amounts are used to reduce employer-matching contributions and/or to pay administrative expenses of the Plan.  For the year ended December 31, 2010, forfeited non-vested accounts were $166,268, forfeitures of $165,108 were used to reduce employer contributions and $501 were used to pay Plan administrative expenses, and earnings on the forfeiture account were approximately $2,262.

Investment Options

Participants must direct their salary deferral contributions to selected investments as made available and determined by the Plan Sponsor.  Participants may change their investment options at any time throughout the year via internet or direct phone access to the custodian.

Effective August 26, 2009, the Plan was amended to add qualifying employer securities as an investment option.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent of their vested account balance.  The loans are secured by the balance in the participant’s account and bear interest at rates of 4.25% to 9.25% at December 31, 2010 and 2009, which are commensurate with local prevailing rates.  Loan terms may range from 1-5 years or longer if used to purchase the primary residence of the participant.  Principal and interest are paid ratably through biweekly payroll deductions.

Withdrawals Prior to Termination

Participants may withdraw all or a portion of their vested account balance resulting from employer and participant contributions, in accordance with the withdrawal benefits and hardship provisions of the Plan.

Note 2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities.  Actual results may differ from those estimates.

OmniAmerican Bank 401(k) Profit Sharing Plan

Notes to Financial Statements

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold as well as held during the year.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Fully Benefit-Responsive Investment Contracts

While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.  Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The Plan holds an indirect interest in such contracts through its investment in a stable value fund.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balance.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Bank and the Plan participants share in the Plan expenses.  Plan expenses related to participant distributions, loans, and other withdrawals are deducted from the participants’ accounts or investment income.  The remaining Plan expenses are paid by the Bank and do not affect the participants’ accounts.  Certain administrative functions are performed by officers or employees of the Bank.  However, such officers and employees receive no compensation from the Plan.

Income Taxes

The Financial Accounting Standards Board (FASB) issued new guidance on accounting for uncertainty in income taxes.  The Plan adopted this new guidance for the year ended December 31, 2009.  Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements.

OmniAmerican Bank 401(k) Profit Sharing Plan

Notes to Financial Statements

Recent Accounting Pronouncements

In January 2010, the FASB amended existing guidance with respect to fair value measurement classification disclosures and clarification of existing disclosures.  The guidance requires disclosures about transfers into and out of Levels 1 and 2 of the fair value hierarchy and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements.  It also clarifies the existing fair value disclosures regarding valuation techniques and inputs used in those valuation models and at what level of detail fair value disclosures should be provided.  The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disaggregation of Level 3 activity, which is effective for interim and annual periods beginning after December 15, 2010.  The adoption of this guidance did not have a material impact on the Plan’s current fair value disclosures.

 In September 2010, the FASB amended existing guidance with respect to the reporting of participant loans for defined contribution pension plans.  The guidance requires that loans issued to participants be reported as notes receivable, segregated from plan investments, and be measured at their unpaid principal balances plus accrued but unpaid interest.  This guidance is effective for reporting periods ending after December 15, 2010 and is to be applied retrospectively to all periods presented comparatively.  Early application is permitted  The adoption of this guidance by the Plan resulted in a reclassification from investments to notes receivable from participants of $224,221 on the statement of net assets available for benefits as of December 31, 2009.  Adoption had no effect on the Plan’s net assets available for benefits.

Note 3.	Investments

The following is a summary of the investment information as of December 31, 2010 and 2009.  Single investments representing more than 5% of the Plan’s net assets available for benefits as of December 31, 2010 and 2009 are separately identified.

	2010	2009
Common stock:
OmniAmerican Bancorp Common Stock*	$1,315,377	$—

Mutual funds:
Evergreen Money Market Fund**	—	1,208,188
Franklin Strategic Income Fund	742,203	564,040
American Funds Fundamental Investment Fund	535,000	506,331
Other mutual funds	2,189,781	1,972,668

Pooled separate accounts:
Principal Lifetime 2020 Account	679,349	531,767
Principal Lifetime 2030 Account*	487,621	354,043
Principal Lifetime 2040 Account	624,691	454,845
Other pooled separate accounts	736,574	588,948

Collective investment trust:
Principal Stable Value Fund, fair value	1,320,483	960,374
Adjustment from fair value to contract value	(26,430)	(6,446)

	$8,604,649	$7,134,758

OmniAmerican Bank 401(k) Profit Sharing Plan

Notes to Financial Statements

* Investment is less than 5% of Plan assets at December 31, 2009.
** Investment is less than 5% of Plan assets at December 31, 2010.

During 2010, the Plan’s investment appreciated in value as follows:

Common stock	$385,295
Mutual funds	297,586
Pooled separate accounts	329,268
Collective investment trust	23,290

$1,035,439

During the plan year ended December 31, 2010, the Plan had dividend income of $78,109.

Note 4.	Fair Value Measurements

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.    Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the assets or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Following is a description of the valuation methodologies used for assets measured at fair value.

OmniAmerican Bank 401(k) Profit Sharing Plan

Notes to Financial Statements

OmniAmerican Bancorp common stock: The fair value of publicly-traded common stock is determined by quoted market prices which represent the value of shares held by the Plan at year end (Level 1 inputs).

Mutual funds: The fair value of mutual funds is determined by quoted market prices on nationally recognized securities exchanges which represent the net asset value of shares held by the Plan at year end (Level 1 inputs).

Pooled separate accounts: Pooled separate accounts are valued at the net asset value (NAV) of shares held by the plan at year end as reported by the fund managers (Level 2 inputs). Each of the pooled separate accounts invests either in multiple securities or in single mutual funds which are generally identified in the name of the pooled separate account.  Value funds emphasize buying equity securities that appear to be undervalued.  Blended funds invest in a mix of value and growth equity securities, with growth equity securities primary goal being capital appreciation, with little or no dividend payout.  Real estate funds invest in equity securities of companies engaged in the real estate industry.  Balanced funds invest in a mix of stocks and bonds that reflects either a moderate or conservative orientation.   Investments in these funds can be redeemed daily upon request and has redemption prices that are determined by the fund’s net asset value per unit.  There were no significant unfunded commitments as of December 31, 2010.

Collective investment trust – Stable value fund: The Plan’s interest in the collective trust is reported at the net asset value of units held by the plan, which is based on the fair value of the collective trust’s underlying investments, including direct and indirect interests in fully benefit-responsive contracts, based on information reported by the investment advisor using the audited financial statements of the collective trust at year end (Level 2 inputs).  The fund invests in conventional, synthetic and separate account investment contracts issued by life insurance companies, banks, and other financial institutions.  The fund’s objective is to provide competitive levels of yield consistent with stable fixed-income methodology and the careful and prudent assumption of investment risk providing for preservation of capital, stability and predictability of returns, liquidity to pay plan benefits and high credit quality.  Investments in this fund can be redeemed daily after a 30-day redemption notice period.  There were no significant unfunded commitments as of December 31, 2010.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

OmniAmerican Bank 401(k) Profit Sharing Plan

Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010 and 2009:

	Investments at Fair Value as of December 31, 2010
Description	Total	Level 1	Level 2	Level 3

OmniAmerican Bancorp common stock	$1,315,377	$1,315,377	$—	$—
Mutual funds:
Bond investments	1,144,424	1,144,424	—	—
Stock investments:
Value funds	312,995	312,995	—	—
Blended funds	917,690	917,690	—	—
Growth funds	578,734	578,734	—	—
Balanced investments	72,378	72,378	—	—
International investments	440,763	440,763	—	—
Pooled separate accounts:
Stock investments:
Value funds	137,373	—	137,373	—
Blended funds	19,679	—	19,679	—
Real estate funds	90,359	—	90,359	—
Balanced investments	2,280,824	—	2,280,824	—
Collective investment trust	1,320,483	—	1,320,483	—

Total investments at fair value	$8,631,079	$4,782,361	$3,848,718	$—

There were no significant transfers between Level 1 and Level 2 during 2010.

OmniAmerican Bank 401(k) Profit Sharing Plan

Notes to Financial Statements

	Assets at Fair Value as of December 31, 2009
Description	Total	Level 1	Level 2	Level 3

Mutual funds:
Money market fund	$1,208,188	$1,208,188	$—	$—
Bond investments	910,217	910,217	—	—
Stock investments:
Value funds	284,883	284,883	—	—
Blended funds	833,635	833,635	—	—
Growth funds	533,459	533,459	—	—
Balanced investments	72,839	72,839	—	—
International investments	408,006	408,006	—	—
Pooled separate accounts:
Stock investments:
Value funds	96,803	—	96,803	—
Blended funds	58,096	—	58,096	—
Real estate funds	52,447	—	52,447	—
Balanced investments	1,722,257	—	1,722,257	—
Collective investment trust	960,374	—	960,374	—

Total assets at fair value	$7,141,204	$4,251,227	$2,889,977	$—

Note 5.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note 6.	Income Tax Status

The Plan obtained its latest determination letter dated April 9, 2002, in which the Internal Revenue Service stated that it was in compliance with the applicable requirements of the IRC.  The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable requirements of the IRC.

Note 7.	Party-In-Interest Transactions

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer and certain others.  The Plan holds units of pooled separate accounts managed by Principal Life Insurance Company and a stable value fund issued by Union Bond and Trust.  Both Principal Life Insurance Company and Union Bond and Trust are affiliates of Principal Financial Group.  Principal Trust Company, also an affiliate of Principal Financial Group, was the custodian and third party administrator of the Plan and, therefore, these investments qualify as party-in-interest investments.  The Plan also holds 97, 076 shares of the OmniAmerican Bank common stock (Note 4).  Notes receivables from participants also reflect party-in-interest transactions.  Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  Some administrative expenses of the Plan are paid directly by the Company.

OmniAmerican Bank 401(k) Profit Sharing Plan

Notes to Financial Statements

Note 8.	Risks and Uncertainties

The Plan may invest in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for Plan benefits.

Note 9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per the financial statements	$8,831,134	$7,358,979
Adjustment from contract value to fair value for collective investment trust	26,430	6,446

Net assets available for benefits per the Form 5500	$8,857,564	$7,365,425

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010:

Changes in net assets available for benefits per the financial statements	$1,472,155
Change in adjustment from fair value to contract value for collective investment trust	19,984

Changes in net assets available for benefits per the Form 5500	$1,492,139

Supplemental Schedule

OmniAmerican Bank 401(k) Profit Sharing Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2010
EIN: 75-0983479
PN: 002

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Fair Value
	Common stock:
*	OmniAmerican Bancorp	Common Stock	$1,315,377

	Collective trust:
*	Union Bond & Trust Co.	Principal Stable Value Fund	1,320,483

	Pooled separate accounts:
*	Principal Life Insurance Company	Principal LifeTime 2010 Account	119,964
*	Principal Life Insurance Company	Principal LifeTime 2020 Account	679,349
*	Principal Life Insurance Company	Principal LifeTime 2030 Account	487,621
*	Principal Life Insurance Company	Principal LifeTime 2040 Account	624,691
*	Principal Life Insurance Company	Principal LifeTime 2050 Account	303,165
*	Principal Life Insurance Company	Principal LifeTime Strategic Income Account	66,034
*	Principal Life Insurance Company	Goldman Sachs Mid-Cap Value Account	55,937
*	Principal Life Insurance Company	Principal LGCP S&P 500 IDX	19,679
*	Principal Life Insurance Company	Principal Real Estate Account	90,359
*	Principal Life Insurance Company	Principal Small Cap Value Account	81,436
		Subtotal	2,528,235
	Mutual funds:
	American Funds Service Co.	American Funds Income Fund of America	72,378
	American Funds Service Co.	American Funds Bond Fund of America	402,221
	Franklin Templeton Investments	Franklin Strategic Income Fund	742,203
	ABN AMRO	ABN AMRO TAMRO Small Cap Fund	77,766
	AIM Investments	AIM Capital Development Fund	87,159
	Alliance Capital Management	Alliance Bernstein International Value Fund	60,994
	American Century Investments	American Century Equity Fund	88,079
	Capital Research and Management Co.	American Funds Capital World Growth & Income Fund	225,123
	Fidelity Investments	Fidelity Leveraged Company Stock Fund	207,348
	Fidelity Investments	Fidelity Small Cap Fund	97,576
	Franklin Advisers	Franklin Templeton Mutual Shares Fund	224,916
	Capital Research and Management Co.	American Funds Fundamental Investment Fund	535,000
	Capital Research and Management Co.	American Funds Growth Fund of America	286,896
	Janus Adviser	Janus Adviser Forty S Fund	204,679
	Janus Adviser	Janus Adviser International Growth Fund	154,646
		Subtotal	3,466,984

*	Participants	Loans to participants with interest rates from 4.25% to 9.25%, maturing through January 2021	226,485

		Total assets held for investment purposes	$8,857,564

	* Party-in-interest to the Plan. Investments are participant directed, therefore, historical cost is not required

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OmniAmerican Bank 401(k) Profit Sharing Plan

Date: June 29, 2011	By:	/s/ Maria Jones
Maria Jones
Executive Vice President

EXHIBIT INDEX

Exhibit Number	Document

23.1	Consent of Crowe Horwath LLP
23.2	Consent of McGladrey & Pullen, LLP